March 31, 2010
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
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WRITER'S DIRECT LINE
414.297.5644
jrothman@foley.com EMAIL

CLIENT/MATTER NUMBER
015428-0122

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Regal Beloit Corporation

Registration Statement on Form S-4 (Registration No. 333-165270)

Ladies and Gentlemen:

On behalf of Regal Beloit Corporation, a Wisconsin corporation (the “Company”), we are enclosing the Company’s request for acceleration of the effective date of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended.  As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 1:00 P.M., Eastern Time, April 2, 2010, or as soon as is practicable thereafter.

Should any questions arise in connection with this filing or to advise that the Registration Statement has been declared effective, please contact the undersigned at (414) 297-5817 or Jay O. Rothman at (414) 297-5644.

Very truly yours,

/s/ Jessica S. Lochmann

Jessica S. Lochmann

cc:	David A. Barta
Paul J. Jones
Regal Beloit Corporation
Benjamin F. Garmer, III
Jay O. Rothman
Foley & Lardner LLP

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254
(608) 364-8800

                       March 31, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Regal-Beloit Corporation
Registration Statement on Form S-4
Filed March 5, 2010
File No. 333-165270

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Filing”) be declared effective at 1:00 P.M., Eastern Time, on April 2, 2010, or as soon as is practicable thereafter.

With respect to this request, the Registrant hereby acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REGAL BELOIT CORPORATION

By:	/s/ David A. Barta
David A. Barta
Vice President and Chief Financial Officer